

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720   April 18, 2011

Mr. Michael A. Zeher
Chief Executive Officer
Nutrition 21, Inc.
4 Manhattanville Road
Purchase, New York 10577-2197

> **Re: Nutrition 21, Inc**
> **Form 10-K for the year ended June 30, 2010**
> **Filed September 22, 2010**
> **File No. 001-12106**

Dear Mr. Zeher:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                        Sincerely,

                                        Jeffrey Riedler
                                        Assistant Director